Filed by: Brookfield Infrastructure Corporation

(Commission File No. 001-39250)

and

Brookfield Infrastructure Partners L.P.

(Commission File No. 001-33632)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Inter Pipeline Ltd.

Brookfield Infrastructure and Inter Pipeline Ltd.

Provide Update on Strategic Transaction

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Brookfield Infrastructure is pleased to announce that it has taken up and paid for 253,166,495 common shares of Inter Pipeline Ltd. (“Inter Pipeline”) tendered to its take-over bid dated February 22, 2021 (as amended, the “Offer”) resulting in Brookfield Infrastructure owning 68.7% of Inter Pipeline’s common shares

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Inter Pipeline shareholders over-elected to receive BIPC Shares and Exchange LP Units, highlighting the attractiveness of a high quality and globally diverse portfolio of long-life, highly contracted infrastructure assets

•	In connection with the transaction, Brookfield Infrastructure has filed a mandatory extension to the Offer which will remain open until September 3, 2021 at 5:00 p.m. (Mountain Time)

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Brookfield Infrastructure and Inter Pipeline recommend that remaining Inter Pipeline shareholders tender to the Offer to ensure timely receipt of their chosen form of consideration. Inter Pipeline shareholders who have already tendered do not need to take any further action

•	The board of directors of Inter Pipeline has been reconstituted to include four Brookfield Infrastructure nominees, along with three continuing Inter Pipeline board members

•	Questions or Need Assistance? Contact Laurel Hill Advisory Group at 1-877-452-7184 or email assistance@laurelhill.com

BROOKFIELD, NEWS, August 25, 2021 (GLOBE NEWSWIRE)—Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), together with its institutional partners (collectively, “Brookfield Infrastructure”) and Inter Pipeline (TSX: IPL) are pleased to announce that Brookfield Infrastructure has successfully taken up and paid for the shares tendered as of August 20, 2021, bringing Brookfield Infrastructure’s ownership of Inter Pipeline’s common shares to 68.7%.

Results of Tender

On August 20, 2021, Brookfield Infrastructure took up 253,166,495 common shares of Inter Pipeline, representing 65.4% of the common shares not beneficially owned by Brookfield Infrastructure.

Based on the elections made by Inter Pipeline shareholders who tendered to the Offer as of August 20, 2021, Inter Pipeline shareholders elected to receive cash in respect of an aggregate of 163.8 million Inter Pipeline common shares and elected to receive Class “A” exchangeable subordinate voting shares of Brookfield Infrastructure Partners Corporation (“BIPC Shares”) or Exchange LP Units (as defined in the Offer) in respect of an aggregate of 89.4 million common shares of Inter Pipeline. As shareholders elected to receive more BIPC Shares or Exchange LP Units than were available under the Offer as of the August 20 take up date, shareholders that elected to receive BIPC Shares or Exchange LP Units will receive 90.7% of the aggregate BIPC Shares and Exchange LP Units they elected to receive and the balance of the consideration will be delivered in either cash or pursuant to the Supplementary Election (as defined in the Offer). Accordingly, a total of 16.7 million BIPC Shares and 3.9 million Exchange LP Units will be issued to Inter Pipeline shareholders who tendered to the Offer as of August 20, 2021.

Brookfield is pleased with the initial take-up elections. The over-election of BIPC Shares and Exchange LP Units reflects a strong desire of Inter Pipeline shareholders to participate in Brookfield Infrastructure’s global infrastructure platform.

Inter Pipeline Board of Directors

Inter Pipeline has reconstituted its board of directors (the “Board”) to include four Brookfield Infrastructure nominees, comprised of two Brookfield Asset Management Inc. executives, Brian Baker and Jim Reid, and two independent directors recommended by Brookfield Infrastructure: Deborah Close and Glenn Hamilton. In connection with the changes to the Board, Margaret McKenzie, Julie Dill, Duane Keinick, Arthur Korpach, Alison Taylor Love, and Wayne Smith have resigned.

Margaret McKenzie, outgoing Inter Pipeline Chair, commented “I would like to thank my fellow former directors for their commitment, judgement and efforts while delivering value in the best interests of Inter Pipeline and its shareholders.”

The Inter Pipeline Board is comprised of Brian Baker, Christian Bayle, Shelley Brown, Peter Cella, Deborah Close (Chair), Glenn Hamilton and Jim Reid.

Subsequent Acquisition Transaction

With a controlling interest greater than 66 2/3% of the common shares of Inter Pipeline, Brookfield Infrastructure intends to pursue a privatization transaction to acquire any Inter Pipeline shares that are not tendered prior to the expiry of the mandatory extension of the Offer. Brookfield Infrastructure and Inter Pipeline are in discussions regarding a possible Subsequent Acquisition Transaction (as defined in the Offer) and intend to announce details of such a transaction at a later date.

Completion of any such transaction is expected approximately 60 days from the expiry of the Offer. Given Brookfield Infrastructure’s controlling interest in Inter Pipeline, Inter Pipeline shareholders are encouraged to tender to the Offer to expedite receipt of their chosen consideration.

Following completion of any Subsequent Acquisition Transaction, Brookfield Infrastructure will seek to delist the Inter Pipeline common shares from trading on the Toronto Stock Exchange.

Offer Tender Instructions

Shareholders may elect up to 100% cash consideration, totalling C$20.00 per share of Inter Pipeline without being subject to proration or 0.250 of a BIPC Share, subject to proration.

Beneficial Inter Pipeline Shareholders (Inter Pipeline shares are held through a broker or other intermediary)

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Contact your intermediary and provide them with your tender instructions. As intermediaries may have an earlier deadline to receive your instructions, Inter Pipeline shareholders are encouraged to take-action well in advance of the September 3rd expiry

Registered Inter Pipeline Shareholders (Inter Pipeline shares are held directly and not through an intermediary)

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Complete the applicable Letter of Transmittal or Supplemental Letter of Transmittal and return it to Laurel Hill Advisory Group at assistance@laurelhill.com or the coordinates listed in the Sixth Notice of Extension

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Inter Pipeline Dividends

The reconstituted Board has suspended Inter Pipeline’s monthly cash dividend, commencing with the September dividend. Inter Pipeline will utilize the retained cash flow to invest in the construction of the Heartland Petrochemical Complex and reduce indebtedness.

As previously disclosed, Inter Pipeline’s declared August cash dividend of $0.04 per common share will be paid on or about September 15, 2021 to shareholders of record as of August 23, 2021.

Further Information for Inter Pipeline Shareholders

Inter Pipeline shareholders are encouraged to read the full details of the Offer set forth in the original Offer to Purchase and Circular dated February 22, 2021 (the “Offer and Circular”), the notice of variation, change and extension dated June 4, 2021 (the “First Notice of Variation”), the second notice of variation and extension dated June 21, 2021 (the “Second Notice of Variation”), the third notice of variation and extension dated July 13, 2021 (the “Third Notice of Variation”), the fourth notice of variation and change dated July 19, 2021 (the “Fourth Notice of Variation”), the fifth notice of variation and extension dated August 6, 2021 (the “Fifth Notice of Variation”), and the sixth notice of extension (the “Sixth Notice of Extension”), which contain the full terms and conditions of the Offer and other important information as well as detailed instructions on how Inter Pipeline shareholders can tender their Inter Pipeline shares to the Offer.

Inter Pipeline shareholders who have questions or require assistance in depositing common shares of Inter Pipeline to the Offer should contact the Information Agent and Depositary, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (North American Toll Free Number) or 416-304-0211 (outside North America) or by email at assistance@laurelhill.com.

Copies of the Offer and Circular, the First Notice of Variation, the Second Notice of Variation, the Third Notice of Variation, the Fourth Notice of Variation, the Fifth Notice of Variation and the Sixth Notice of Extension, are available without charge on request from the Information Agent and are available at www.ipl-offer.com or on SEDAR at www.sedar.com.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over US$625 billion of assets under management. For more information, go to www.brookfield.com.

Inter Pipeline Ltd. is a major petroleum transportation and natural gas liquids processing business based in Calgary, Alberta, Canada. Inter Pipeline owns and operates energy infrastructure assets in Western Canada and is building the Heartland Petrochemical Complex—North America’s first integrated propane dehydrogenation and polypropylene facility. Inter Pipeline is a member of the S&P/TSX 60 Index and its common shares trade on the Toronto Stock Exchange under the symbol IPL. For more information, go to www.interpipeline.com.

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire Inter Pipeline shares and to issue securities of Brookfield Infrastructure Corporation will be made solely by, and subject to the terms and conditions set out in the formal offer to purchase and bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

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NOTICE TO U.S. HOLDERS OF INTER PIPELINE SHARES

Brookfield Infrastructure made the offer and sale of the BIPC Shares in the Offer subject to a registration statement of BIPC and BIP covering such offer and sale which was filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended, and which was declared effective by the SEC on August 18, 2021. Such registration statement covering such offer and sale includes various documents related to such offer and sale. INVESTORS AND SHAREHOLDERS OF IPL ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding BIP and BIPC or such transaction involving the issuance of the BIPC Shares and the underlying BIP limited partnership units, at the SEC’s website (www.sec.gov) under the issuer profiles for BIP and BIPC, or on request without charge from Brookfield Infrastructure, at 250 Vesey Street, 15th Floor, New York, New York, 10281-1023 or by telephone at (212) 417-7000.

Any potential Subsequent Acquisition Transaction (as defined in the Offer) to be completed by Brookfield Infrastructure is expected to be made in the United States in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof and would be subject to Canadian disclosure requirements (which are different from those of the United States).

BIPC is a foreign private issuer and Brookfield Infrastructure is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. BIPC prepares its financial statements in accordance with IFRS, and they may not be directly comparable to financial statements of United States companies.

Shareholders of Inter Pipeline should be aware that owning BIPC Shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular may not describe these tax consequences fully. Inter Pipeline shareholders should read any tax discussion in the offer to purchase and takeover bid circular, and holders of Inter Pipeline shares are urged to consult their tax advisors.

An Inter Pipeline shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because Brookfield Infrastructure Corporation is incorporated in British Columbia, Canada, some or all of Brookfield Infrastructure’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and a substantial portion of Brookfield Infrastructure’s assets and of the assets of such persons are located outside the United States. Inter Pipeline shareholders in the United States may not be able to sue Brookfield Infrastructure or its officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

Inter Pipeline shareholders should be aware that, during the period of the Offer, Brookfield Infrastructure or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

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Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the terms of the Offer and the timing thereof; statements regarding the timing of the mandatory extension of the Offer; statements relating to a Subsequent Acquisition Transaction and the timing thereof; statements relating to Brookfield Infrastructure’s intention to seek to delist the Inter Pipeline shares; and statements relating to Inter Pipeline’s use of retained cash flows.

Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The actual outcome of future events could differ from the forward-looking statements and information herein, which are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual events to differ materially from those contemplated or implied by the statements in this news release include the ability to obtain regulatory approvals (including approval of the TSX and the NYSE) and meet other closing conditions to any possible transaction, the ability to realize financial, operational and other benefits from the proposed transaction, general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in other documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

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For more information, please contact:

Brookfield Infrastructure

Media:	Investors:

Claire Holland	Kate White
Senior Vice President, Communications	Manager, Investor Relations
Tel: (416) 369-8236	Tel: (416) 956-5183
Email: claire.holland@brookfield.com	Email: kate.white@brookfield.com

Inter Pipeline Ltd.

Media:	Investors:

Breanne Oliver	Jeremy Roberge
Corporate Spokesperson	Vice President, Finance and Investor Relations
Tel: (587) 475-1118 or 1-866-716-7473	Tel: (403) 290-6015 or 1-866-716-7473
Email: mediarelations@interpipeline.com	Email: investorrelations@interpipeline.com

Shareholder Questions / Tendering Assistance

Laurel Hill Advisory Group

North American Toll-Free: 1-877-452-7184 (+1-416-304-0211 outside North America)

Email: assistance@laurelhill.com

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